Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

DISCLOSEABLE TRANSACTIONS

IN RELATION TO SUBSCRIPTION OF FIXED RATE NOTES

FIXED RATE NOTES

The Board hereby announces that the Company had subscribed for the following Fixed Rate Notes:

•	UBS Fixed Rate Note in the amount of USD150.0 million issued by UBS AG on May 30, 2023; and

•	GS 1-Year Fixed Rate Note in the amount of USD100.0 million and GS 2-Year Fixed Rate Note in the amount of USD70.0 million issued by Goldman Sachs on June 14, 2023.

LISTING RULES IMPLICATIONS

As each of the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note issued by Goldman Sachs are of similar nature and for the purpose of calculating the relevant percentage ratios pursuant to Rule 14.22 of the Listing Rules, the corresponding amounts of each of the subscriptions of the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note, all completed within a 12-month period, are aggregated as if they were one transaction with Goldman Sachs.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the subscriptions of the UBS Fixed Rate Note (on a standalone basis) and the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note (on an aggregate basis) exceeds 5% but is less than 25%, the subscriptions of each of the Fixed Rate Notes constitute discloseable transactions of the Company for the purpose of the Listing Rules and are subject to the reporting and announcement requirements but exempt from the shareholders’ approval requirement under Chapter 14 of the Listing Rules.

The Board is pleased to announce that the Company had subscribed for the UBS Fixed Rate Note in the amount of USD150.0 million issued by UBS AG on May 30, 2023 and the GS 1-Year Fixed Rate Note in the amount of USD100.0 million and the GS 2-Year Fixed Rate Note in the amount of USD70.0 million issued by Goldman Sachs on June 14, 2023.

SUBSCRIPTION OF THE UBS FIXED RATE NOTE

The principal terms of the UBS Fixed Rate Note are summarized as follows:

Issuer:	UBS AG, acting through its London Branch

Aggregate principal amount:	USD150,000,000

Issue price:	100% of the principal amount

Denomination:	The UBS Fixed Rate Note may be issued, traded and redeemed in integral multiples of USD10,000, subject to a minimum lot of USD100,000.

Interest:	Interest at the rate of 5.30% per annum will be paid on May 30 of each year from and including May 30, 2024 up to and including the maturity date.

Issue date:	May 30, 2023

Maturity date:	May 30, 2025

Provisions relating to redemption:	100% of the principal amount will be redeemed at maturity.

The issuer may also redeem the UBS Fixed Rate Note at 100% of the principal amount on May 30, 2024 i.e. an optional redemption date upon giving written notice as specified in the terms. Holders of the UBS Fixed Rate Note will not be entitled to any interest payments other than those due on such interest payment date in respect of which the redemption option is exercised.

Ranking:	The UBS Fixed Rate Note constitutes general and unsecured contractual obligations of the issuer which will rank equally with all other unsecured contractual obligations of the issuer and pari passu with subsequent unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law.

SUBSCRIPTION OF THE GS 1-YEAR FIXED RATE NOTE AND GS 2-YEAR FIXED RATE NOTE

The principal terms of the GS 1-Year Fixed Rate Note and GS 2-Year Fixed Rate Note are summarized as follows:

GS 1-Year Fixed Rate Note	GS 2-Year Fixed Rate Note

Issuer:	Goldman Sachs

Guarantor:	The Goldman Sachs Group, Inc., Delaware, US

Aggregate principal amount:	USD100,000,000	USD70,000,000

Issue price:	100% of the principal amount

Denomination:	USD1,000,000

Interest:	Interest at the rate of 5.33% per annum will be paid on maturity date.	Interest at the rate of 5.23% per annum will be paid on maturity date.

Issue date:	June 14, 2023

Maturity date:	June 14, 2024	June 14, 2025

Provisions relating to redemption:	100% of the principal amount will be redeemed at maturity.

Guarantee:	The guarantee is irrevocable and unconditional and relates to the payment obligations of the issuer arising under the GS 1-Year Fixed Rate Note or GS 2-Year Fixed Rate Note only.

Ranking:	The GS 1-Year Fixed Rate Note and GS 2-Year Fixed Rate Note are guaranteed by the guarantor and the guarantee will rank pari passu with all other unsecured and unsubordinated indebtedness of the guarantor.

The Company used its internal resources to subscribe for each of the Fixed Rate Notes.

BASIS OF DETERMINATION OF CONSIDERATION

The Board confirmed that the considerations of each of the Fixed Rate Notes were determined on the basis of commercial terms negotiated at arm’s length between the Company and each of UBS and Goldman Sachs respectively, having considered (i) the then available surplus cash of the Company for treasury management purpose; (ii) the expected investment return and terms of each of the Fixed Rate Notes; and (iii) the prevailing market interest rates and practices.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTIONS

The Fixed Rate Notes are principal and income guaranteed, and the Company therefore considers they are of relatively low-risk. The Board considers that the subscriptions of the Fixed Rate Notes will earn a better yield than fixed deposits generally offered by banks from a cash management perspective and will provide a good opportunity for the Company to manage the available surplus cash reserves in a reasonable way without impacting on the daily operation.

Having regarded the fact that the Fixed Rate Notes are principal guaranteed and are classified as relatively low-risk after assessment, and with reference to similar products in the market and their general rates of return, the Board is of the view that the terms of the Fixed Rate Notes are fair and reasonable and are in the best interests of the Company and its Shareholders as a whole.

The Group has implemented adequate and appropriate internal control procedures to ensure the subscriptions of the Fixed Rate Notes would not affect the working capital or the operations of the Group, and that such investments would be conducted on the principle of protecting the interests of the Company and its Shareholders as a whole.

GENERAL INFORMATION OF THE PARTIES

The Company

The Company is a holding company which operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

UBS AG and UBS AG, London Branch

UBS AG is a licensed bank incorporated and domiciled in Switzerland and engages in a full range of financial services activities as a bank. UBS AG, London Branch operates as a branch of UBS AG and is domiciled in London, United Kingdom.

Goldman Sachs

Goldman Sachs is a registered public limited company domiciled in Jersey. It issues warrants, certificates and notes (debt securities) in the European and Asian markets.

The Goldman Sachs Group, Inc., Delaware, US

The Goldman Sachs Group, Inc., Delaware, US is a financial holding company incorporated in the State of Delaware, United States of America. It is regulated by the Federal Reserve.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, each of UBS AG, UBS AG, London Branch, Goldman Sachs, the Goldman Sachs Group, Inc., Delaware, US and their respective ultimate beneficial owner(s) are not connected persons of the Company and are third parties independent of the Company and its connected persons.

LISTING RULES IMPLICATIONS

As each of the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note issued by Goldman Sachs are of similar nature and for the purpose of calculating the relevant percentage ratios pursuant to Rule 14.22 of the Listing Rules, the corresponding amounts of each of the subscriptions of the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note, all completed within a 12-month period, are aggregated as if they were one transaction with Goldman Sachs.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the subscriptions of the UBS Fixed Rate Note (on a standalone basis) and the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note (on an aggregate basis) exceeds 5% but is less than 25%, the subscriptions of each of the Fixed Rate Notes constitute discloseable transactions of the Company for the purpose of the Listing Rules and are subject to the reporting and announcement requirements but exempt from the shareholders’ approval requirement under Chapter 14 of the Listing Rules.

The Company should have made the announcement in respect of the subscriptions of the Fixed Rate Notes as and when such obligations arose. The Board has always put great emphasis on the importance of Listing Rules compliance and the risk assessment of its subscriptions for financial products. However, as it is the Group’s normal course of business operations to utilise its surplus cash reserves to enhance the funds utilization efficiency and bring extra returns, and given the fact that these Fixed Rate Notes are principal and income guaranteed and is akin to traditional bank deposits, the Company did not realize that the subscriptions of the financial products would have implications under Chapter 14 of the Listing Rules.

The Company shall continue to enhance its internal control management and strictly control the audit regarding compliance and risk control matters of its business operations, thereby avoiding the re-occurrence of similar incidents. The Company will continue to work closely with its joint company secretaries, legal advisers and compliance adviser to ensure compliance with the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meaning:

“Board”	the board of Directors

“Company”	KANZHUN LIMITED (看準科技有限公司), a company with limited liability incorporated in the Cayman Islands on January 16, 2014

“connected person(s)”	has the meaning ascribed to it under the Listing Rules “Director(s)” the director(s) of our Company

“Fixed Rate Notes”	the UBS Fixed Rate Note, the GS 1-Year Fixed Rate Note and the GS 2-Year Fixed Rate Note

“Goldman Sachs”	Goldman Sachs Finance Corp International Ltd, a registered public limited company domiciled in Jersey

“Group”	the Company, its subsidiaries and its consolidated affiliated entities

“GS 1-Year Fixed Rate Note”	1- year fixed rate note issued by Goldman Sachs, more particularly set out in the content of this announcement

“GS 2-Year Fixed Rate Note”	2- year fixed rate note issued by Goldman Sachs, more particularly set out in the content of this announcement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	the shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“UBS Fixed Rate Note”	fixed rate note issued by UBS AG, more particularly set out in the content of this announcement

“USD”	United States dollars, the lawful currency of the United States

“%”	per cent

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, September 18, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive directors.